2003 First Quarter Earnings



Tim Sear
Chairman, President & CEO

Jacqualyn Fouse
Senior Vice President, Finance & CFO

April 23, 2003



Alcon®

Safe Harbor Statement

Statements contained in this presentation that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. Alcon does not undertake any obligation to update any of the forward looking statements or forward looking information. Although Alcon believes that these statements are based on reasonable assumptions within the bounds of its knowledge of its businesses and operations, there are a number of factors that may cause actual results to differ from these statements. Factors that might cause these differences include, but are not limited to, the uncertainty of market acceptance of our products by the worldwide medical community; uncertainty of clinical trial results for expanded FDA approval submissions for our current products and initial approval of our products under development; product liability claims; manufacturing issues; and risks inherent in international transactions. For additional factors, which could cause actual results to differ from expectations, reference is made to the periodic reports filed by the company with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as amended. Additional information about risk factors also can be found in the Company's annual report on Form 20-F for the year ended December 31, 2002, under the heading "Risk Factors". All these documents are available publicly and upon request from the Alcon Investor Relations Department at 817-551-8805 or www.alconinc.com



Financial Results



First Quarter Income Statement Highlights

	Q1 03	Q1 02	Growth
Global Sales	$ 807.1	$ 706.5	14.2%
Operating Income	$ 194.4	$ 151.6	28.2%
Net Earnings	$ 130.2	$ 94.0	38.5%
Diluted EPS	$ 0.42	$ 0.33	27.3%

(dollars in millions, except per share amounts)



First Quarter Income Statement Details

	Q1 03	% of Sales	Q1 02	% of Sales
Gross Profit	$ 553.8	68.6%	$ 496.1	70.2%
SG&A	$ 264.2	32.7%	$ 252.4	35.7%
Research & Development	$ 78.2	9.7%	$ 75.3	10.7%
Interest Expense, Net	$ 7.2	0.9%	$ 12.5	1.8%
Effective Tax Rate	30.4%	N/A	33.0%[*]	N/A

* 2002 Full Year Effective Tax Rate was 31.1%

(dollars in millions)



Gross Profit Margin

+ **US margins improved with a product mix that included more pharmaceutical products**

- **Geographic mix includes more non-US sales**

- **Start-up costs for LADARWave™ and Infiniti™**



Balance Sheet Highlights

	3/31/03	12/31/02
Net Debt	$797.6	$908.8
Consolidated S/H Equity	$1,132.5	$974.3
Net Debt-to-Total Capital Ratio	41.3%	48.3%
A/R Change	+13.1%	N/A
Inventory Change	-0.3%	N/A

(dollars in millions)



Product Line Performance



Product Line Sales - Global

Q1 2003 Sales



37.5%

46.7%

15.8%

- ■ Surgical
- ■ Pharmaceuticals
- ■ Consumer

Q1 2002 Sales



35.1%

17.1%

47.8%

- ■ Surgical
- ■ Pharmaceuticals
- ■ Consumer



Alcon®

Sales – U.S. vs. Non-U.S.

Q1 2003



Non-U.S.
47.2%

U.S.
52.8%

Q1 2002



Non-U.S.
45.3%

U.S.
54.7%

Growth
U.S.   +10.4% Non-U.S.   +18.9% (+10.6% in constant currency)



Pharmaceutical Sales



	Q1 03	Q1 02	Growth
TobraDex®	52.3	45.1	16.0%
Patanol®	50.6	42.4	19.3%
Ciloxan®	34.8	27.4	27.0%
TRAVATAN®	29.6	11.6	155.2%
CiproHC*	19.1	13.2	44.7%

*"Cipro" is a registered trademark of and licensed from Bayer A.G.

(dollars in millions)



Alcon®

Surgical Sales



	Q1 03	Q1 02	Growth
IOLs	**117.6**	**101.6**	**15.7%**
Cataract/ Vitrectomy	**240.8**	**216.0**	**11.5%**
Refractive Products	**18.5**	**19.8**	**-6.6%**

(dollars in millions)



Consumer Eye Care Sales



+5.6%

127.6 120.8

Q1 2003 Q1 2002

	Q1 03	Q1 02	Growth
OptiFree	63.3	65.2	-2.9%
Artificial Tears	28.4	24.2	17.4%

(dollars in millions)



Alcon®

2003 Outlook



2003 Major Product Launches

	Q1	Q2	Q3	Q4
Systane™ Tears (Feb.)	🟢			
OFX "Lasting Comfort" (Jan.)	🟢			
CustomCornea® (Jan.)	🟢			
Vigamox™		🔵		
Infiniti™ Vision System		🔵		
AcrySof® Natural			🔵	
Patanol® Once-a-day			🔵	
CiproDex* Otic				🔵

*"Cipro" is a registered trademark of and licensed from Bayer A.G.

🟢 **Launched** 🔵 **Projected**



Alcon®

2003 Financial Guidance

- **Sales expected to be at the high end of previous guidance, i.e. $3.3 billion**

- **EPS range from $1.82 to $1.85, confirming prior guidance**

- **Q2 marketing spend expected to be somewhat higher than normal due to new product launches and television advertising campaign**





